UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Checkmate Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

162818 108

(CUSIP Number)

Barbara Fiorini Due

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 162818 108

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person: CO

Item 1.	Security and Issuer

Item 1 is amended and replaced in its entirety as follows:

This amendment (“Amendment No. 3”) amends the Schedule 13D originally filed with the SEC on August 13, 2020, as subsequently amended by Amendment No. 1 filed on November 1, 2021 and Amendment No. 2 filed on May 11, 2022 (collectively, the “Schedule”), to report and reflect that Novo Holdings A/S ceased to be a beneficial owner of the Issuer’s Common Stock. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and replaced in its entirety as follows:

On April 19, 2022, Checkmate Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), filed an 8-K with the Securities and Exchange Commission disclosing an Agreement and Plan of Merger, by and among the Issuer and Regeneron Pharmaceuticals, Inc. (“Regeneron”). On May 31, 2022, Regeneron completed a cash tender offer to purchase, subject to certain conditions, any and all of the outstanding shares of common stock of the Issuer at a price per share of $10.50 (the “Tender Offer”). Novo Holdings A/S tendered all of its 1,670,100 shares of the Issuer’s common stock to Regeneron in the Tender Offer. Regeneron accepted all tendered shares in the Tender Offer on June 2, 2022, for an aggregate purchase price to Novo Holdings A/S of approximately $17,536,050. Following the acceptance by Regeneron of all tendered shares in the Tender Offer, Novo Holdings A/S no longer held any shares of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2022	Novo Holdings A/S

/s/ Barbara Fiorini Due
	By:	Barbara Fiorini Due
	Its:	General Counsel